UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The Audit Committee of the Board of Directors of BiondVax Pharmaceuticals Ltd. (the “Company”) recently conducted a process to select a firm to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and for an additional period until the next annual general meeting of our shareholders. The Audit Committee invited a number of firms to participate in this process and following such process the Audit Committee recommended to the Board of Directors that, subject to the approval of the shareholders at the Company’s upcoming annual general meeting of shareholders (the “Meeting”), the Company appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. In conjunction with the recommendation of Kesselman & Kesselman to serve as the Company’s independent registered public accounting firm, and subject to the approval of the Company’s shareholders at the Meeting, the engagement of the Company’s current independent registered public accounting year, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will conclude at the end of the Meeting.

Kost Forer Gabbay & Kasierer served as our independent registered public accountants for the years ended December 31, 2022, and 2021. During such period, there were (i) no disagreements between the Company and Kost Forer Gabbay & Kasierer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements were not resolved to the satisfaction of Kost Forer Gabbay & Kasierer and which, if not resolved to the satisfaction of Kost Forer Gabbay & Kasierer, would have caused Kost Forer Gabbay & Kasierer to make reference to the subject matter of the disagreement in their reports on the Company’s consolidated financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

July 3, 2023

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